

January 26, 2015

Raymond Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re:** **The Teardroppers, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 10- Restated Financial Statements, page F-9

1.   Please update to include the restated balance sheets, statements of operations and statements of cash flows from inception to September 30, 2014, with separate columns for "Originally Reported," "Restated" and "Difference."

Report of Independent Registered Public Accounting Firm, page F-12

2.   Since Note 9 was restated subsequent to December 12, 2014, please ask your auditors to revise the restatement date accordingly.

Exhibit 23.2. Consent of Independent Registered Public Accounting Firm

3.   Please revise to include a reference to Note 9 and the related date of the restatement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stanley Moskowitz, Esq.